SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

February 26, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

February 26, 2019

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding Partial Amendments to the Articles of Incorporation

LINE Corporation (hereinafter the “Company”) announces that it passed a resolution during its board meeting held on February 26, 2019 to discuss partial amendments to the Articles of Incorporation as an agenda item at the 19th Ordinary General Meeting of Shareholders scheduled for March 28, 2019.

1.	Reason for amendment

The Company proposes to add purposes to Article 2 (Purpose) of its current Articles of Incorporation in order to respond to the expansion and future diversification of the Group’s business.

2.	Details of amendments

The Company proposes amendments to the current Articles of Incorporation as set forth below:

(Amendments are indicated below with underlines.)

Current Articles of Incorporation	Proposed Amendments
Articles 1. (Text omitted)	Articles 1. (Unchanged)

(Purpose)	(Purpose)
Article 2.	Article 2.

The purpose of the company shall be to engage in the following business activities.	The purpose of the company shall be to engage in the following business activities.

(1) (Text omitted)	(1) (Unchanged)

(2) All types of information collection and provision services that utilize telecommunication networks and electronic technologies	(2) All types of information collection, processing and provision services that utilize telecommunication networks and electronic technologies

(3) to (22) (Text omitted)	(3) to (22) (Unchanged)

(23) Planning and production of advertising and ad agency services	(23) Planning, production, and selling of advertising and ad agency services, and agency services for receiving applications and customer management in relation to sales promoting activities

(24) to (28) (Text omitted)	(24) to (28) (Unchanged)

(29) Money lending, brokering and underwriting of loans, credit card handling, financial instruments business, bank agency services and other financial services

(29)  Money lending, brokering and underwriting of loans, credit card handling, financial instruments business, bank agency services, electronic payment agency services, financial instruments intermediary services, and other financial services

(30) (Text omitted)	(30) (Unchanged)

(31) Investment in relation to various businesses and the businesses related to company mergers, business alliances, transfer of businesses and securities, mediation and conciliation

(31)  Investment in relation to various businesses, including the following (a) and (b), and the businesses related to company mergers, business alliances, and acquisition, transfer, mediation and conciliation of businesses, securities, and monetary claims

Current Articles of Incorporation	Proposed Amendments
(Newly established)	(a) Investment and management of assets of investment limited partnership or any other investment partnership, or investment to investment limited partnership or any other investment partnership

(Newly established)	(b) Mediation, intermediation, and agency of concluding investment limited partnership contract, silent partnership contract, and other investment partnership contract

(32) (Text omitted)	(32) (Unchanged)

(Newly established)	(33) Advertisement of small sum short-period insurance, and agency and mediation of contract conclusion in relation to small sum short-period insurance

(Newly established)	(34) Virtual currency exchange business

(Newly established)	(35) Travel agency based on Travel Agency Act, travel agent’s representation, and arrangement of travel services

(33) Management and rental operations for real estate	(36) Management and rental operations for real estate

(34) Following operations commissioned by other companies or organizations	(37) Following operations commissioned by other companies or organizations

(a) Planning, collection, creation, publishing and management of documents related to management analysis, business planning, statistics management and public relations	(a) Planning, collection, creation, publishing and management of documents related to management analysis, business planning, statistics management and public relations

(b) Administer affairs related to bookkeeping, recording of revenues and expenditures, and settling of accounts	(b) Administer affairs related to bookkeeping, recording of revenues and expenditures, and settling of accounts

(c) Human resource, labor, benefit programs, education and training services for employees	(c) Human resource, labor, benefit programs, education and training services for employees

(Newly established)	(d) Information system utilizing networks of internet and entrustment of planning, designing, and operating of telecommunication network

(35) Management consulting for company management and subcontracting of management	(38) Management consulting for company management and subcontracting of management

(36) Acquisition, sales, usage licenses and other management operations for copyrights, design rights, trademark rights and industrial property rights	(39) Acquisition, sales, usage licenses and other management operations for copyrights, design rights, trademark rights and industrial property rights

(37) Consulting or export and import operations related to any of the foregoing	(40) Consulting, export and import operations, and resale operations related to any of the foregoing

(38) All businesses incidental to any of the foregoing	(41) All businesses incidental to any of the foregoing

Article 3. to 43 (Text omitted)	Article 3. to 43 (Unchanged)

3.	Details of amendments

Date of Ordinary General Meeting of Shareholders at which these partial amendments will be discussed: March 28th, 2019 (scheduled)

Enactment date of partial amendments: March 28th, 2019 (scheduled)

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.

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